Exhibit 99.1

SINOVAC Reports Unaudited First Half of 2022 Financial Results

BEIJING, China, December 29, 2022 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the six months ended June 30, 2022.

First Half of 2022 Financial Summary

•	Sales for the six-month period ended June 30, 2022 were $1.2 billion, compared to $11.0 billion in the prior year period.

•	Net income attributable to common shareholders totaled $481.6 million, or $4.84 per basic and $4.24 per diluted share, in the six-month period ended June 30, 2022, compared to net income attributable to common shareholders of $5.1 billion, or $51.42 per basic and $44.80 per diluted share, in the prior year period.

•	Mr. Weidong Yin, Chairman, President and CEO of SINOVAC, commented, “The COVID-19 pandemic will ultimately end, but the past three years have again demonstrated the importance of vaccination to fight against infectious diseases and the global need to build a resilient health system. SINOVAC is the largest Chinese COVID-19 vaccine provider and is also working to provide accessible pharmaceutical products to meet increasing worldwide healthcare demand. In parallel, Sinovac’s regular non-COVID-19 vaccine business grew 37% year over year. In addition, two products passed WHO prequalification providing further proof of Sinovac’s overall vaccine production quality system and creating new commercial opportunities outside of China. Also in 2022, we invested heavily into R&D on COVID-19 vaccines in different age groups and technological platforms. While we have proved that our inactivated vaccine is safe and effective on children, our recombinant vaccine candidate is ready for IND.”

Business Updates

COVID-19 Vaccine – CoronaVac®, the inactivated COVID-19 vaccine developed by SINOVAC, has been approved for use in more than 60 countries and regions worldwide. At this time, over 2.9 billion doses of CoronaVac® have been delivered globally, making SINOVAC the largest China-based COVID-19 vaccine provider the international market.

Notably, CoronaVac® has become the only inactivated COVID-19 vaccine in the world approved for use for children as young as six months old, after the Secretary of Health of the HKSAR of the PRC approved the lowering of the minimum age for receiving CoronaVac® from three years to six months old for "off-label use" in early August 2022.

By gaining worldwide recognition and approvals, the Company and its scientific research partners are continuously carrying out a number of real-world studies and clinical trials in different countries and regions.

According to a phase III clinical trial of CoronaVac® among children aged 6 to 35 months, a high level of antibody positive conversion was observed with the antibody level equal to, or higher than that of adults.

In 2022, study results have also confirmed the safety and effectiveness of CoronaVac® for pediatric and adolescent populations in Chile, as well as the adequate prevention from three doses of SINOVAC COVID-19 vaccine, especially for individuals over 60 years old, from several Omicron waves in Hong Kong.

Sabin Inactivated Polio Vaccine (“sIPV”) – the Poliomyelitis Vaccine (Vero Cell), inactivated, Sabin strains, was prequalified by the World Health Organization (“WHO”) in June 2022, and sIPV is now available for United Nations (UN) agencies to purchase to support the global polio endgame strategy.

Hepatitis A Vaccine – Healive®, the first and only WHO prequalified hepatitis A vaccine from China, celebrated its 20th anniversary of market launch in July 2022. With more nations’ healthcare authorities’ approvals, such as Kenya and Indonesia this year, Healive® has been registered in 21 countries and organizations around the world and authorized to be administered in 33 countries and regions, to susceptible individuals over 12 months old.

Varicella Vaccine – the live attenuated varicella vaccine was prequalified by WHO in November 2022, marking the first WHO prequalified Chinese varicella vaccine, and the fourth SINOVAC vaccine to receive WHO approval.

Quadrivalent Influenza Vaccine (“QIV”) – the latest development of SINOVAC's influenza vaccine product family, entered the global market this year, by gaining a couple of overseas commercialization approvals. A phase III clinical trial for QIV was initiated in Chile through a collaboration with the Pontificia Universidad Católica de Chile in July.

Unaudited Financial Results for the First Half of 2022

Sales for the first half of 2022 were $1.2 billion, compared to $11.0 billion in the prior year period. The decrease was due to the lower sales of CoronaVac® as the initial two-dosage vaccination schedules were completed around the globe in 2021 and third booster shots were only administered in certain countries including China in 2022. Sales of non-pandemic vaccines increased 37% from $128 million to $ 176 million on broad-based growth, especially in seasonal influenza vaccine.

Selling, general and administrative expenses in the first half of 2022 were $155.9 million, compared to $162.7 million in the prior year period. Selling, general and administrative expenses did not decrease in proportion to total sales as expenses incurred to sell CoronaVac® in the comparative period were a relatively low proportion of CoronaVac® revenues.

R&D expenses in the first half of 2022 were $184.4 million, compared to $53.9 million in the prior year period. The increase was due to the largely invested into R&D on COVID-19 vaccines and overseas clinical trials of regular products.

Net income in the first half of 2022 was $790.4 million, compared to $8.6 billion in the prior year period.

Net income attributable to common shareholders was $481.6 million, or $4.84 per basic and $4.24 per diluted share, in the first half of 2022, compared to a net income attributable to common shareholders of $5.1 billion, or $51.42 per basic and $44.80 per diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became acquiring persons, as defined in the Company’s rights agreement (“Rights Agreement”), under which a trigger event occurred. As a result, the Company issued new common and preferred shares of SINOVAC. Without the effect of implementing the Rights Agreement and newly-issued common and preferred shares, basic and diluted earnings per share for the first half of 2022 would be $6.76 and $5.61, respectively.

Non-GAAP adjusted EBITDA was $691.3 million in the first half of 2022, compared to $10.2 billion in the prior year period. Non-GAAP net income was $628.8 million in the first half of 2022, compared to $8.6 billion in the prior year period. Non-GAAP diluted earnings per share in the first half of 2022 was $3.41 compared to $44.78 per share in the prior year period. Non-GAAP diluted earnings per share in the first half of 2022, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $4.51. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of June 30, 2022, cash and cash equivalents and restricted cash totaled $6.9 billion, compared to $11.6 billion as of December 31, 2021. In the first half of 2022, net cash used in operating activities was $808.2 million, net cash used in investing activities was $3.6 billion and net cash provided by financing activities was $11.7 million.

The Company’s first half of 2022 financial statements are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

Antigua Litigation

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding fully in favor of the Company, dismissing 1Globe’s claim and declaring the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision was announced by the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”) on December 9, 2021, upholding the Antigua Judgment in each point. The Court of Appeal also confirmed that SINOVAC’s Rights Agreement was consistent with its Articles of Incorporation and By-laws, and Antiguan business law. In January 2022, the Court of Appeal extended the order initially made on April 4, 2019, that restrains SINOVAC from taking further action under its Rights Agreement, including the distribution of the previously issued Exchange Shares, until the conclusion of any appeal to the Privy Council. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal, and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. Sinovac responded on October 21, 2022, and the parties now await a decision from the Privy Council upon these procedural applications. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council.

US Litigation

As previously disclosed, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware, seeking a determination on whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims and a third-party complaint against the Company and Mr. Weidong Yin, alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order, providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stated that the Delaware litigation was pending the final outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against SINOVAC and Weidong Yin on May 31, 2019 in Massachusetts state court for the alleged breach of fiduciary duties and wrongful equity dilution. SINOVAC moved the matter from the state court to Massachusetts federal court. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that SINOVAC aided and abetted breaches of fiduciary duties and that both SINOVAC and Mr. Yin engaged in wrongful equity dilution in connection with the private placement of SINOVAC common shares (the “PIPE”) with private investors in 2018. Heng Ren requested damages, attorney fees, and prejudgment interest. In July 2021, SINOVAC moved to dismiss Heng Ren’s amended complaint. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims, denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. SINOVAC had answered the complaint, and the litigation is pending.

On December 5, 2022, a purported shareholder filed a putative class action complaint in Massachusetts federal court, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to the PIPE transaction, alleging that all shareholders were harmed in an identical manner to one another by the PIPE transaction because the shares that were issued in the PIPE transaction allegedly undervalued the Company and all shareholders were purportedly wrongfully diluted as a result.  The purported shareholder is represented by the same attorney who represents Heng Ren, and requests damages, attorneys’ fees, and prejudgment interest. The matter is in preliminary stages.

PRC Litigation

On May 16, 2018, Sinovac Hong Kong filed a complaint against Sinobioway Medicine, Mr. Aihua Pan, and Shandong Sinobioway Biomedicine Co., Ltd. in the Beijing Fourth Court. The complaint sought to hold the defendants jointly and severally liable for the torts they committed during an attempt of the defendants to take physical control of our facility in Shangdi site in Beijing on April 17, 2018. Later, Sinovac Hong Kong made an application to the court to add Sinovac Beijing as a third party to participate in the proceedings. The court has granted an order, permitting Sinovac Beijing to participate in the proceedings as a third party. At the hearing held on July 2, 2019, Sinovac Hong Kong, the defendants and Sinovac Beijing cross-examined the evidences submitted by each party. Based on the result of the cross-examination, the court declared that an independent evaluation firm shall be engaged by both the defendants and Sinovac Hong Kong to evaluate the losses and damages sustained by Sinovac Beijing as the result of the actions taken by the defendants on April 17, 2019. An independent evaluation firm was selected by the court and the evaluation was conducted accordingly. On September 17, 2020, the Beijing Fourth Court issued a judgment holding Sinobioway Medicine and Mr. Aihua Pan liable for torts and breaches of shareholders fiduciary duty under the PRC Company Law and liable for Sinovac Beijing’s losses of RMB15.4 million caused by their disruptive actions. Sinovac Beijing, Sinobioway Medicine and Mr. Aihua Pan filed notice to appeal to the Higher People’s Court of Beijing Municipality. On October 31, 2022, the Higher People’s Court of Beijing Municipality issued a judgment in favor of Sinovac Hong Kong, upholding the judgment issued by the Beijing Fourth Court and ruling that Shandong Sinobioway Biomedicine, as the sole shareholder of Sinobioway Medicine, is jointly and severally liable for all the relevant obligations of Sinobioway Medicine to Sinovac Hong Kong.

On November 15, 2021, Sinobioway Medicine filed a complaint against Sinovac Beijing and Sinovac Hong Kong in Beijing Fourth Court. The complaint sought to dissolve and liquidate Sinovac Beijing with the argument that the board of directors of Sinovac Beijing has been unable to function for the benefit of the company and the two shareholders of Sinovac Beijing have gotten into a deadlock. The case is pending.

In November 2021, Sinobioway Medicine filed a complaint against Sinovac LS, Sinovac Hong Kong, Mr. Weidong Yin and Keding Investment (Hong Kong) Limited with the Beijing Fourth Court, claiming that Sinovac LS has infringed the legitimate rights of Sinovac Beijing when doing the research and development of CoronaVac. Sinobioway Medicine listed Sinovac Beijing as a third party in the case. The case is pending.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and the final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time the Exchange Shares were issued to the trust. The Company is currently unable to estimate when trading will resume, or if Nasdaq will take any additional action in regards to trading of the Company’s common shares.

The Holding Foreign Companies Accountable Act

Our auditor, Grant Thornton Zhitong Certified Public Accountants LLP, is an independent registered public accounting firm. In December 2020, the US Congress enacted the Holding Foreign Companies Accountable Act (“HFCAA”), which directs the US Securities and Exchange Commission (the “SEC”) to delist from US stock exchanges any company if the company’s principal audit firm is in a country in which the US Public Company Accounting Oversight Board (“PCAOB”) is unable to conduct a complete inspection of the firm. In December 2021, the PCAOB published a report providing its view that authorities in China and Hong Kong prevented the PCAOB from inspecting audit firms headquartered in China and Hong Kong. The list of audit firms included our auditor. However, on December 15, 2022, the PCAOB announced that it was effectively reversing its determination that it is unable to inspect audit firms based in Mainland China and Hong Kong. The PCAOB’s action follows an August 2022 agreement among the PCAOB, the China Securities Regulatory Commission (“CSRC”) and the Ministry of Finance of the PRC (“MOF”) that provided a framework for PCAOB inspections and several weeks of on-the-ground work by PCAOB staff in Hong Kong to conduct those inspections. In December 2022, congressional action shortened the HFCAA timeline for a potential trading prohibition from three years to two years. Despite the reversal from the PCAOB, the SEC indicated that the PCAOB’s inspection work of audit firms in China must continue in order to avoid having companies again face a potential delisting under the HFCAA, and China-based companies that list in the United States are expected to provide specific and prominent disclosures about heightened operational and legal risks associated with their business.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, SINOVAC uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that SINOVAC includes in net income and diluted EPS. SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of SINOVAC’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that SINOVAC does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of June 30, 2022 and December 31, 2021

(Expressed in thousands of U.S. Dollars)

	June 30, 2022	December 31, 2021
	(Unaudited)
Current assets
Cash and cash equivalents	$6,857,905	$11,608,855
Restricted cash	9,189	10,905
Short-term investments	4,988,240	1,806,449
Accounts receivable - net	969,561	952,402
Inventories	266,864	375,511
Prepaid expenses and deposits	23,328	160,987
Total current assets	13,115,087	14,915,109

Property, plant and equipment – net	949,422	903,298
Prepaid land lease payments	44,932	39,730
Intangible assets - net	1,315	1,480
Long-term prepaid expenses	24	25
Long-term investments	697,115	655,835
Prepayments for acquisition of equipment	129,721	65,290
Deferred tax assets	64,821	52,031
Right-of-use assets	63,347	115,376
Total assets	15,065,784	16,748,174

Current liabilities
Short-term bank loans and current portion of long-term bank loans	104	3,099
Loan from a non-controlling shareholder	1,501	1,582
Accounts payable and accrued liabilities	334,294	1,020,651
Income tax payable	158,540	1,267,504
Deferred revenue	32,763	79,941
Deferred government grants	11,209	12,559
Dividend payable	20,083	17,125
Lease liability	6,367	10,385
Total current liabilities	564,861	2,412,846

Deferred government grants	7,265	4,870
Long-term bank loans	12,150	12,668
Deferred tax liability	325,917	324,164
Loan from a non-controlling shareholder	4,479	4,708
Lease liability	57,118	112,465
Other non-current liabilities	137	444
Total long-term liabilities	407,066	459,319

Total liabilities	971,927	2,872,165

Commitments and contingencies

Equity
Preferred stock	15	15
Common stock	100	100
Additional paid-in capital	547,691	547,691
Subscriptions receivable	—	(7,109)
Accumulated other comprehensive income (loss)	(217,469)	130,622
Statutory surplus reserves	1,514,297	1,514,297
Accumulated earnings	7,623,373	7,141,819
Total shareholders' equity	9,468,007	9,327,435

Non-controlling interests	4,625,850	4,548,574
Total equity	14,093,857	13,876,009
Total liabilities and equity	$15,065,784	$16,748,174

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the six months ended 2022 and 2021

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2022	2021
	(Unaudited)	(Unaudited)
Sales	$1,212,290	$10,981,056
Cost of sales	254,362	631,766
Gross profit	957,928	10,349,290

Selling, general and administrative expenses	155,880	162,657
Provision (recovery) for doubtful accounts	807	(561)
Research and development expenses	184,394	53,911
Loss on disposal of property, plant and equipment	3,286	294
Government grants recognized in income	(14)	(686)
Total operating expenses	344,353	215,615
Operating income	613,575	10,133,675

Interest and financing expenses	(623)	(1,522)
Interest income	83,998	30,804
Other income (expense), net	229,458	(949)
Income before income taxes	926,408	10,162,008
Income tax expense	(135,962)	(1,569,934)
Net income	790,446	8,592,074
Less: income attributable to non-controlling interests	(305,934)	(3,483,748)
Net income attributable to shareholders of Sinovac	484,512	5,108,326
Preferred stock dividends	(2,958)	(2,958)
Net income attributable to common shareholders of Sinovac	481,554	5,105,368

Net income	790,446	8,592,074
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(579,251)	30,995
Comprehensive income	211,195	8,623,069
Less: comprehensive income attributable to non-controlling interests	(74,774)	(3,495,019)
Comprehensive income attributable to shareholders of Sinovac	136,421	5,128,050

Earnings per share
Basic net income per share	4.84	51.42
Diluted net income per share	4.24	44.80

Weighted average number of shares of common stock outstanding
Basic	99,502,243	99,294,743
Diluted	114,172,782	114,013,068

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six months ended 2022 and 2021

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2022	2021
	(Unaudited)	(Unaudited)
Operating activities
Net income	$790,446	$8,592,074
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(15,837)	(70,894)
Share-based compensation	—	1,512
Inventory provision	56,203	1,433
Provision (recovery) for doubtful accounts	807	(561)
Loss on disposal of property, plant and equipment	3,286	294
Depreciation of property, plant and equipment	75,159	16,526
Amortization of prepaid land lease payments	2,503	1,372
Amortization of intangible assets	97	89
Government grants recognized in income	(14)	(686)

Changes in:
Accounts receivable	(140,015)	(1,133,990)
Inventories	37,251	(301,530)
Income tax payable	(1,083,624)	1,327,797
Prepaid expenses and deposits	133,914	(42,465)
Deferred revenue	(45,121)	(32,856)
Accounts payable and accrued liabilities	(622,923)	729,031
Other non-current liabilities	(298)	(9)

Net cash provided by (used in) operating activities	(808,166)	9,087,137

Financing activities
Proceeds from bank loans	199	13,346
Repayments of bank loans	(3,038)	(13,902)
Proceeds from shares subscribed	—	37
Dividend paid to non-controlling shareholders	(2,469)	(37,798)
Proceeds from subsidiary's financing	12,000	—
Government grants received	5,021	1,235
Loan from a non-controlling shareholder	—	7,110
Repayments of loan from a non-controlling shareholder	(12)	(25)

Net cash provided by (used in) financing activities	11,701	(29,997)

Investing activities
Purchase of short-term investments	(15,123,334)	(4,379,773)
Proceeds from redemption of short-term investments	11,890,425	1,548,716
Proceeds from disposal of equipment	603	52
Prepaid land lease payments	(9,658)	(12,390)
Acquisition of property, plant and equipment	(279,398)	(431,485)
Purchase of long-term investments	(63,280)	—

Net cash used in investing activities	(3,584,642)	(3,274,880)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(371,559)	23,896

Increase (decrease) in cash and cash equivalents and restricted cash	(4,752,666)	5,806,156

Cash and cash equivalents and restricted cash, beginning of period	11,619,760	1,050,204

Cash and cash equivalents and restricted cash, end of period	6,867,094	6,856,360

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six months ended 2022 and 2021

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2022	2021
	(Unaudited)	(Unaudited)
Net income	$790,446	$8,592,074
Adjustments:
Share-based compensation	—	1,512
Depreciation and amortization	77,759	17,987
Interest and financing expenses, net of interest income	(83,375)	(29,282)
Other expense (income), net	(229,458)	949
Income tax expense	135,962	1,569,934
Non-GAAP adjusted EBITDA	691,334	10,153,174

Net income	790,446	8,592,074
Less: Foreign exchange gain	(161,619)	(5,153)
Add: Share-based compensation	—	1,512
Non-GAAP net income	628,827	8,588,433

Net income attributable to common shareholders of Sinovac	481,554	5,105,368
Add: Preferred stock dividends	2,958	2,958
Net income attributable to common shareholders of Sinovac for computing diluted earnings per share	484,512	5,108,326
Add: Non-GAAP adjustments to net income	(95,093)	(1,830)
Non-GAAP net income attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	389,419	5,106,496

Weighted average number of shares on a diluted basis	114,172,782	114,013,068
Diluted earnings per share	4.24	44.80
Add: Non-GAAP adjustments to net income per share	(0.83)	(0.02)
Non-GAAP diluted earnings per share	3.41	44.78